

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2022

Wenshan Xie
Chief Executive Officer
E-Home Household Service Holdings Limited
Floor 9, Building 14, HaixiBaiyue Town
No. 14 Duyuan Road, Luozhou Town
Cangshan District, Fuzhou City 350001
People's Republic of China

> **Re: E-Home Household Service Holdings Limited**
> **Form 20-F for the Fiscal Year Ended June 30, 2021**
> **Filed October 29, 2021**
> **File No. 001-40375**

Dear Mr. Xie:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended June 30, 2021

General

1. We note that your registration statement on Form F-3 (File No. 333-259464) is currently under review and we have issued a number of comments on your China-related disclosures. Please confirm that you will include in future Exchange Act filings all applicable China-related disclosures you include, or will include, in your Form F-3 in response to such comments.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer at 202-551-3272 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services